GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

24 July 2007

07025530

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Company's percentage shareholding in Resorts World Bhd in accordance with regulation 18F, Companies Regulations, 1966 for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls..
F:\USERS\SEC\EUE\Letters\ADR.doc

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

Exempti n No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 23/07/2007 06:10:14 PM
Submitted by GENTING on 23/07/2007 06:37:18 PM
Reference No GG-070723-7DDC5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING BERHAD'S PERCENTAGE SHAREHOLDING IN RESORTS WORLD BHD

* **Contents :-**

Pursuant to the notification given to Genting Berhad (the "Company") by Resorts World Bhd in accordance with regulation 18F, Companies Regulations, 1966 today, the Company wishes to announce that the Company's percentage shareholding in Resorts World Bhd has increased to 50.08%

GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lump r, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

25 July 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-)207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the completion of the dispos il by Genting Sanyen (Malaysia) Sdn Bhd ("GSM"), an indirect 97.7% owned subsidiary o ' the Company, of its paper and packaging business through the sale of the entire issued share capital of its subsidiaries which are involved in the paper and packaging business; and the completi on of disposal by the Company of its 25,000,000 14% Redeemable Non-Convertible Cumul itive Preference Shares of RM1.00 each in Genting Sanyen Industrial Paper Sdn Bhd ("GSIP "), a wholly-owned subsidiary of GSM for filing pursuant to exemption no. 82-4962 granted t) the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 24/07/2007 05:43:32 PM
Submitted by GENTING on 24/07/2007 06:07:03 PM
Reference No GG-070724-56B8D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

COMPLETION OF THE DISPOSAL BY GENTING SANYEN (MALAYSIA) SDN BHD ("GSM"), AN INDIRECT 97.7% OWNED SUBSIDIARY OF GENTING BERHAD (THE "COMPANY"), OF ITS PAPER AND PACKAGING BUSINESSES THROUGH THE SALE OF THE ENTIRE ISSUED SHARE CAPITAL OF ITS SUBSIDIARIES WHICH ARE INVOLVED IN THE PAPER AND PACKAGING BUSINESSES;

AND

COMPLETION OF DISPOSAL BY THE COMPANY OF ITS 25,000,000 14% REDEEMABLE NON-CONVERTIBLE CUMULATIVE PREFERENCE SHARES OF RM1.00 EACH IN GENTING SANYEN INDUSTRIAL PAPER SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF GSM

* **Contents :-**

Following the Company's announcement on 16 March 2007, the Board of Directors of the Company is pleased to announce the completion of the following:-

(i) the disposal by GSM, a wholly-owned subsidiary of Genting Industrial Holdings Limited (formerly known as Genting International Paper Manufacturers Limited), held 97.7% by Genting Investment Holdings Limited (formerly known as Genting International Paper Holdings Limited), which in turn is a wholly-owned subsidiary of the Company of its paper and packaging businesses through the sale of the entire issued share capital of its subsidiaries, namely, Genting Sanyen Industrial Paper Sdn Bhd ("GSIP") and its wholly-owned subsidiary, Genting Sanyen Sales & Marketing Services Sdn Bhd ("GSSM"); Genting Sanyen Paperboard Sdn Bhd ("GSPB"); Ideal Meridian Sdn Bhd ("IMSB"); Genting Sanyen Utilities & Services Sdn Bhd (GSUS") and its wholly-owned subsidiary, Persis Hijau Sdn Bhd ("PHSB") and GS Packaging Industries (M) Sdn Bhd ("GSPI") including the lands upon which the paper mill and box plants and related assets are erected to Paperbox Holdings Limited ("Purchaser"), a special purpose vehicle established by funds advised by CVC Asia Pacific Limited ("the GSM Disposal").

(ii) the disposal by the Company of its 25,000,000 14% redeemable non-convertible cumulative preference shares of RM1.00 each in GSIP to the Purchaser ("Preference

Share Disposal").

As announced on 16 March 2007, the GSM Disposal and the Preference Share Disposal (jointly, the "Divestments") are for a total cash consideration of RM745 million. With the completion of the Divestments, GSIP, GSSM, GSPB, IMSB, GSUS, PHSB and GSPI have ceased to be subsidiaries of GSM.

None of the directors of the Company, major shareholders and/or persons connected to the directors of the Company or the Company's major shareholders has any direct or indirect interest in the Divestments.

GENTING BERHAD

TAN SRI LIM KOK THAY
PRESIDENT & CHIEF EXECUTIVE

24 July 2007

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END